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                              November 19, 2020

       Gang Lai
       Chief Executive Officer
       Universe Pharmaceuticals Inc.
       265 Jingjiu Avenue
       Jinggangshan Economic and Technological Development Zone
       Ji   an, Jiangxi, China 343100

                                                        Re: Universe
Pharmaceuticals Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed November 17,
2020
                                                            File No. 333-248067

       Dear Mr. Lai:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1/A filed November 17, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 64

   1. We understand that contrary to the 90 day payment terms referenced on page 62, approximately $1.2
million of your $4.9 million 3/31/20 receivable balance has not been collected and your
allowance covers less than 50% of the uncollected amount. Please revise your disclosure
to state whether any single customer accounts for a significant portion of the
uncollected balance. If so, please disclose the customer-specific factors you considered in
concluding that the amount owed is collectible. In this regard, we note the disclosure on page F-45
that 20.1% of your receivables are due from a single customer.
 Gang Lai
Universe Pharmaceuticals Inc.
November 19, 2020
Page 2
Financial Statements, page F-1

2. Your audited financial statements are currently older than 12 months and this is an initial public offering of your shares. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representation in an exhibit. Refer to Instruction 2 to Item 8.A.4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameGang Lai
                                                            Division of
Corporation Finance
Comapany NameUniverse Pharmaceuticals Inc.
                                                            Office of Life
Sciences
November 19, 2020 Page 2
cc:       Ying Li, Esq.
FirstName LastName